EXHIBIT 14

Corporate Code of Conduct

Approved by the Board of Directors

March 9, 2004

I. INTRODUCTION

It is the policy of Canyon National Bank and Canyon Bancorp (referred collectively as the “Organization”) to conduct its business in accordance with the highest ethical standards in order to avoid conflicts of interest and to merit and maintain the confidence and trust of its clients, investors and the community which it serves. Public respect depends on preserving basic ethical and professional principles of honesty, integrity and fairness among the Board of Directors, officers and staff members. The Corporate Code of Conduct outlines certain policies and responsibilities helpful to achieving those goals. It is not, however, a substitute for good judgment, nor is it conclusive in all matters of individual and corporate ethics.

Staff members and directors alike must conduct their personal affairs and manage their business transactions in a manner which does not result in adverse comments or criticism from the public or in any way damage the Organization’s reputation as a responsible financial services organization. The Corporate Code of Conduct treats both business and social relationships which may present legal and ethical concerns, and also sets forth a Conflicts of Interest policy to guide directors, officers, and staff members.

A. Compliance With Laws and Regulations

It is the policy of the Organization to fully comply with the spirit and intent of all applicable laws and regulations. The Organization expects its directors, officers, and staff members to use good judgment and high ethical standards and to refrain from any form of illegal, dishonest or unethical conduct.

B. Public Reporting

It is of critical importance that the Organization’s filings with the Comptroller of the Currency and other regulatory agencies and authorities as well as its other public communications be full, fair, accurate, timely and understandable. Depending on your position within the Organization, you may be called upon to provide necessary information to assure that the Organization’s filings and public reports meet these standards. The Organization expects employees and directors to take this responsibility very seriously and to provide prompt, accurate answers to inquiries related to the Organization’s filing and public disclosure requirements.

C. Administration of the Corporate Code of Conduct

It is the responsibility of each director, officer, and staff member to be familiar with the Corporate Code of Conduct and Conflicts of Interest policy. Directors and supervising officers are expected to make every reasonable effort to ensure

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compliance with the policy by other directors, officers, and subordinate staff.

The Board of Director’s Audit Committee and the Personnel Department will administer the Code, determine matters of interpretation, and coordinate periodic changes. The continued implementation of the Code shall be accomplished by an annual review by the Board of Directors.

Each director, officer, and staff member shall receive a copy of the Corporate Code of Conduct and sign a statement of affirmation. Staff members are encouraged to seek the advice of their supervisor regarding questions of interpretation and of the applicability of the provisions of the Code to a particular situation. Any actual or potential conflicts of interest and any violation of this Code shall be promptly disclosed to the Personnel Department as soon as the situation arises.

Activity by an officer or staff member that is inconsistent with the Code may be subject to disciplinary action which could result in termination. Directors who violate provisions of the Code may be subject to suspension and/or removal from the Board as provided under the bylaws of the bank or pursuant to federal and state banking laws and regulations.

II. DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS

Studies of bank failures have found insider abuse and fraud relating to high percentages of poor quality loans to directors, principal shareholders, or officers as well as excessive loans to insiders to be factors contributing to bank failures. Internal controls to monitor insider lending practices are set forth in the bank’s Regulation O policy. Abuse and fraud, however, can occur in contexts other than lending. The Corporate Code of Conduct incorporates policies relating to other types of business transactions with insiders, and establishes controls that can help maintain the bank’s and insiders’ good reputations while preventing abuses that would threaten the bank’s financial health.

A. Acceptable Transactions

“Insiders” generally are executive officers, directors, and principal shareholders that are natural persons, and their related interests.

The Organization may engage in business transactions with insiders if the transactions are legal; benefit both the insider (as a client) and the Organization; and pose no ethical questions or conflicts of interests. Typical transactions may include providing loans, accepting deposits, providing fiduciary services, purchasing or selling real or personal property, and purchasing or selling other financial services.

All bank transactions involving insiders must reflect the same terms and conditions offered to other bank clients. They must follow the same documentation process required of other bank clients. Insider transactions must show no compromise of the bank’s interests. These standards also extend to any material interest insiders may have in the business of a borrower, applicant, or other bank client, vendor, or supplier.

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B. Restricted Activities of Insiders

Certain	activities of insiders are restricted. Specifically, insiders should:

1.	Abstain from the approval process of any transaction if they may benefit directly or indirectly from the decision.

2.	Not solicit anything of value from anyone in return for any business, service, or confidential information of the Organization.

3.	Never accept anything of value other than bona fide salary, wages, fees or other compensation paid in the usual course of business from anyone in connection with the business of the Organization, either before or after a transaction is discussed or consummated.

4.	Avoid the appearance of impropriety by closely monitoring the bank’s relationships with family members.

5.	Never use inside information in securities transactions.

C. Fees and Other Payments

All transactions with insiders must be made on substantially the same terms as those afforded other bank clients. Fees and payments to insiders must be appropriate based on the type, level, quality, and value of goods and services the bank is receiving. Fees and other payments should:

1.	Directly relate to, and be based solely upon, the fair value of goods and services received.

2.	Compensate the provider only for goods and services that meet legitimate needs of the bank.

3.	Be made only to service providers who have the necessary expertise to provide the services.

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III. CONFLICTS OF INTEREST

Directors, officers, and staff members must avoid activities which could be construed as conflicting, or giving the appearance of conflicting, with the interests of Canyon Bancorp, Canyon National Bank or its clients. Conflicts of interest may arise from involvement in outside interests which might either conflict with duties or adversely affect an individual’s judgment in the performance of his or her responsibilities. It is the policy that directors, officers, and staff members do not engage in any conduct which will conflict with the interest or breach a fiduciary duty. It is important to avoid even the appearance of a conflict of interest because the appearance can be as damaging to the Organization’s reputation as an actual conflict.

Directors, officers and staff members must not put their personal or business interests or those of others above the corporate interests of the bank. A director must be fair in his or her dealings with the bank and personal interests must not be allowed to bias Board decisions.

Within these general guidelines, the following examples are illustrative, but not exclusive, of proper and improper activities.

A. Outside Employment (Officer or Staff Member)

Outside business activities and employment are discouraged, however, there are instances in which it may be justified. An officer’s or staff member’s supervisor must be notified of the intent to engage in outside employment. The supervisor will review the request with the Personnel Department to ensure that a conflict does not exist with policy. Any secondary employment must meet, at minimum, the following standards:

1.	It may not involve a business or activity that is in competition with the Organization.

2.	It must not involve any activity on premises or during the assigned workday.

3.	It must not necessitate such long hours as to affect the officer’s or the staff member’s productivity.

4.	It must not involve the solicitation of employees, directors, clients, or prospects.

5.	It must be in keeping with the image of the Organization as a responsible financial institution.

B. Personal Financial Responsibility

The Organization expects the highest degree of responsibility by officers, staff members, and directors in the handling of personal financial affairs. Overdrafts in any bank account are prohibited unless covered by an overdraft protection plan. Officers, staff members, and directors and their immediate families should borrow only from reputable organizations which regularly lend money and such

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borrowings must be free of reciprocity or conditions regarding terms or rates. Borrowing from relatives is not subject to restriction. Borrowing money from co-workers is not permitted. Any financial emergency should be discussed with a supervisor.

Staff members and officers should not sign on non-proprietary accounts maintained by bank clients, act as co-renter of clients’ safe deposit boxes, or otherwise represent clients. This does not include clients related by blood or marriage. Staff members and officers should not accept fiduciary appointments except on behalf of family members or close personal friends.

C. Personal Investment Activity

While the Organization does not intend to unreasonably limit directors, officers, or staff members in their personal investment activities, it is the policy that no director or staff member enter into investment transactions which would create, or give the appearance of creating, a conflict of interest between the individual and the bank or between the bank and any client. While it is not possible to enumerate all of the possible conflicts, the following specific situations should be avoided when making investment decisions:

1.	Significant investments in securities of a client, supplier or borrower. Significance shall be in relationship to the client, supplier or borrower and to the bank. It may be construed that this type of investment would affect an individual’s judgment exercised on behalf of the bank.

2.	Investment in a company as a result of access to non-public information concerning that Organization. Such use of information may be found to be a violation of law.

3.	A director, officer, or staff member should not allow a client to arrange investments for the account of the director, officer, or staff member (including immediate family) nor should the director or company personnel become involved in investments sponsored by a client under circumstances which might create either a conflict of interest or the appearance of a conflict of interest.

4.	Investment activity paralleling or anticipating investment action by the bank must be avoided.

5.	Any transaction that concerns the Organization’s sale or purchase of property or services must be conducted at arms-length.

D. Directorships

To avoid a conflict of fiduciary responsibility, officers or staff members should not accept a directorship of another corporation without prior approval. This type of request must be reviewed with Senior Management to ensure that the acceptance of a directorship would not conflict with the Organization’s interests. Charitable and nonprofit organizations are exceptions to this general requirement.

E. Political Involvement

Personnel are encouraged, as responsible members of the community, to become

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involved in federal, state, and local activities. However, such activities must not be conducted on premises, or during any company-sponsored event. No director, officer, or staff member should make any direct or indirect contribution of company funds or property, or use of company facilities and equipment in connection with the election of a candidate.

In expressing a view on any political issue or candidate, it is the responsibility of the director, officer, or staff member to make clear that the views being expressed are those of the individual only and not those of the Organization.

Loans to a candidate for political office or to a political committee are permitted as long as the loan is made in the ordinary course of business and meets the bank’s usual credit criteria and approval procedures.

F. Lending Practices

It is the policy of the Organization to maintain prudent lending practices to adequately supply the credit needs of its clients and comply with Regulation O relating to extensions of credit to an executive officer, director, principal shareholder, or related interests.

Loan officers are not in any way to represent or exercise authority on behalf of the bank in granting direct or indirect loan accommodations or making credit recommendations with respect to members of their families, personal friends, any individual or organization to which the staff member or his or her immediate family is indebted, or any organization in which the staff member or his or her immediate family is associated or in which a material financial interest is held. Staff members are not in any way to become involved in credit decisions wherein the staff member may benefit directly or indirectly from granting the credit.

Federal law prohibits the bank from granting any loan or gratuity to any bank examiner or assistant bank examiner who examines the bank or has authority to examine the bank.

G. Disclosure of Related Interests or Business Relationships

The Organization recognizes that there is the possibility of a potential threat to its integrity due to a conflict of interest when a director, officer, or staff member becomes involved in outside business interests. In light of this fact, personnel are prohibited from self-dealing or otherwise trading on their position with the Organization, or accepting from one doing or seeking to do business with the bank, a business opportunity not generally available to the public. All potential conflicts of interest must be fully disclosed, including those in which an individual may have been inadvertently placed due to either business, professional, or personal relationships with clients, suppliers, business associates, or competitors of the bank.

H. Client Inquiries

Personnel may occasionally be asked by clients to address questions of a legal nature or having tax or investment implications. In all such cases, care should be exercised to avoid any impression that legal, investment, or tax advice is being

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given. The Organization cannot practice law or give legal, investment, or tax advice.

I. Gifts and Gratuities

Personnel and their immediate families shall not solicit, accept or retain a benefit for themselves or for a third party from any client, any individual or organization doing or seeking to do business with the bank, or from any other individual or organization based on a company relationship. In this context, a personal benefit is regarded as any type of gift, gratuity, favor, discount, service, loan, legacy (except from a relative), fee or compensation, or anything of monetary value.

No director, officer, or employee shall solicit for themselves or for a third party anything of value from anyone in return for a business, service, or confidential information. Nor shall they give or accept anything of value (other than normal authorized compensation) from anyone in connection with the business of the Organization with the intent to influence or be influenced either before or after a transaction is discussed or consummated.

1. Permissible Exceptions

Special exceptions to the prohibitions above are made if there is no improper influence and there appears to be no reasonable likelihood of improper influence in the director, officer, or staff member’s performance of duties on behalf of the Organization. In general, there is no risk to the Organization if:

•	The benefit is available to the general public under the same conditions.

•	The item of value would be paid for by the bank as a reasonable business expense if it were not paid for by another party.

•	The item of value is offered based on kinship, marriage, or social relationships entirely beyond and apart from any business relationship.

2. Examples of Exceptions

• Normal business courtesies, such as meals, refreshments, travel arrangements, or entertainment of reasonable value, involving no more than ordinary amenities, in the course of a meeting or other occasion, the purpose of which is to hold bona fide business discussions.

•	Meals, gratuities, amenities, or favors based on obvious family or personal relationships.

•	Unsolicited advertising and promotional materials of reasonable value, such as pens, pencils, note pads, key chains, calendars, and similar items.

•	Discounts or rebates on merchandise or services that do not exceed those available to other clients.

• Non-cash gifts of reasonable value (under $100) such as those received at holiday time or special occasions such as a new job, promotion, wedding, or retirement which represent an expression of friendship.

•	Awards given by charitable, educational, civic, or religious organizations for recognition of service or accomplishment.

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Any personal benefit received by, offered to, or anticipated by personnel other than those exceptions noted above, is to be reported immediately in writing to the Personnel Department which will review the situation and inform the staff member as to the appropriate action. Written records of each disclosure will be maintained by Personnel.

IV. CONFIDENTIALITY

A. Client Information

By the nature of its business, the Organization acquires confidential information about clients and their business plans, financial condition, and personal activities. It is the policy of the Organization that such information be held in strictest confidence. This information shall not be revealed to unauthorized persons nor shall clients’ finances or other personal information be discussed with others within the Organization unless their duties require the information. Confidential client information is to be held only for the Organization’s purposes and not used as a basis for personal gain.

Maintaining the strict confidentiality of client information is an imperative element in the ongoing growth and reputation of the Organization. The Organization acknowledges that the desert communities of the Coachella Valley are, by their nature, relatively small communities where personal privacy is of utmost importance. In addition, the Organization seeks the support and clientele of Native American Tribal communities and their members. Due to the small size and close-knit nature of these communities, the value placed on the confidentiality of personal information is considered of utmost importance. Accordingly, the perception, as well as the actual reality of maintaining the confidentiality of client personal information is critical to the success of the Organization. The Organization shall therefore seek to maintain a corporate culture that engenders recognition on the part of the Board of Directors, management, employees, and particularly the clients, that the preservation of confidential client information is an absolute mandate of the Organization.

Aside from routine credit inquiries, information about clients can be released only when authorized by the client or subpoenaed by a court or governmental agency, and then the information released must be accurate and within the confines of the release authorizing document.

B. Information Regarding the Bank

Financial or other information regarding the Organization is not to be released to any outside person or organization unless it has been published in reports to shareholders, or otherwise made available to the public through authorized news releases. All news media inquiries must be referred to the office of the bank’s President.

C. Material Inside Information

The improper use or disclosure of “material inside information” is unlawful and may subject directors, officers, staff members, the Organization, and third parties to whom the information is communicated, to severe penalties under federal and state securities laws. Inside information is non-public information about the issuer

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of shares of stocks, bonds, or other securities. Such information is “material” when there is a significant likelihood that a reasonable investor would think the information is important in making an investment decision. Personnel possessing material inside information about the Organization must not trade in or recommend the purchase or sale of the securities involved until the information becomes public.

V. WHISTLEBLOWERS

Federal regulations include a provision for protection of any employee who gives information on violations by federally insured banks to any federal banking agency or to the Department of Justice. Basically, the employee may not be discharged or discriminated against for that reason “with respect to compensation, terms, conditions, or privileges of employment”. Naturally, the employee does not qualify for this protection if they deliberately participated in the wrongdoing or “knowingly or recklessly provided substantially false information.”

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All employees may contact the Audit Committee of the Board to discuss any information they have regarding accounting, internal accounting controls or auditing matters.

If any staff member has a complaint or concern regarding accounting, internal accounting controls or auditing matters, he or she may either contact the Personnel Department or the Chairman of the Audit Committee, or may submit a complaint or concern on an anonymous basis. Particularly in the case of anonymous complaints, staff members are encouraged to be as detailed as possible in order to enable the Bank to investigate the situation without the benefit of discussing the matter with the staff member filing the complaint.

Treatment of Complaints by Identified Individuals. If a staff member brings a complaint to the direct attention of the Personnel Department, the head of the Personnel Department will first interview the staff member to ascertain the details of the concern or complaint, and shall then immediately refer the matter to the Audit Committee for further investigation. Any person other than an employee may bring a complaint regarding accounting, internal accounting controls or auditing matters directly to the attention of the Audit Committee at the address set forth below. The original complaint or concern, together with the results of the Audit Committee’s investigative efforts, shall be fully documented and all records concerning the complaint shall be maintained by the Organization indefinitely. The Audit Committee in its discretion shall determine what action may be required to correct the stated concern, and shall promptly cause any necessary corrective action to be taken. If the matter requires investigation by any outside parties such as accountants, independent counsel or any other consultants or professionals, the Audit Committee shall have the authority to retain the services of such additional persons as may be required to fully investigate and/or correct the situation.

Treatment and Procedures for Anonymous Complaints. If a staff member or any other person wishes to file a complaint or concern regarding questionable accounting or auditing matters, he or she may do so on a strictly anonymous basis by putting all relevant information in writing and sending the information to:

Canyon National Bank or Canyon Bancorp

Audit Committee

1711 E. Palm Canyon Drive

Palm Spring, CA 92264

All anonymous complaints or concerns will be reviewed at least weekly by the Audit Committee Chairman, and if appropriate referred to the Audit Committee at the next regularly scheduled meeting. If the Chairman believes that there is urgency involved in the concern expressed, he shall call a special meeting of the Audit Committee consistent with such time parameters. The Audit Committee shall make every attempt to fully investigate and promptly correct any matters identified in such anonymous submissions. The original anonymous complaint or concern, together with the results of the Audit Committee’s investigative efforts, shall be fully documented and all records concerning the complaint shall be maintained by the Organization indefinitely.

VI. MISCELLANEOUS GUIDELINES

A. Records

All records must completely and accurately describe the transaction or event to which they relate. The omission of a material fact or event which would render the record incomplete or misleading is as serious as the intentional misstatement of a fact or event.

B. Accounting Entries

It is the policy to maintain records and accounts which accurately reflect its assets, liabilities, receipts, and disbursements. The falsification of any books, records, or documents of the bank is subject to disciplinary action, including termination.

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C. Audits and Investigations

Directors, officers, and staff members are expected to cooperate fully with internal and external auditors and investigations. The withholding or omission of material facts or information which may render the audit or investigation incomplete or lead to an incorrect conclusion is as serious as an intentional misstatement.

D. Communication with Competitors

Personnel are required to observe fair and ethical conduct in communicating with competitors. The making of disparaging remarks regarding a competitor is considered to be inappropriate and unethical. While inter-competitor meetings through various trade associations are perfectly lawful in themselves, caution must be exercised by staff members to avoid discussing subjects such as prices, costs, advertising, merchandising, program development, and other competitively sensitive topics.

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